

16021083 ...)N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 10 2016
Washington DC
412

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SEC FILE NUMBER
~~8-36073~~ 8-36703

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 AND ENDING 12/31/2015
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Foresters Equity Services,inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) FIRM I.D. NO.

6640 Lusk Blvd Suite A 202
(No. and Street)

San Diego	CA	92121
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Smith (858) 550-4844
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker LLP
(Name - *if individual, state last, first, middle name*)

1818 Market Street, Suite 2400	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

RECEIVED 2016 AUG 10 PM 4:16 SEC / TM

CHECK ONE:

✓ Certified Public Accountant
⑤ Public Accountant
⑤ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Frank Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Foresters Equity Services, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



ELIZABETH TORRES
Commission No. 2093580
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
Commission Expires DEC 14, 2018
CLS1
CLS1

Frank L Smith
Signature

PRESIDENT
Title

Elizabeth Torres
Notary Public

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California County of San Diego)ss.
On 2-2-16 before me, Elizabeth Torres, Notary Public, personally appeared Frank Smith, who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument. I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct. WITNESS my hand and official seal.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section

FORESTERS EQUITY SERVICES, INC.

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

TABLE OF CONTENTS

TAIT|WELLER
FOCUS. EXPERTISE. RESULTS.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Foresters Equity Services, Inc.
San Diego, California

We have audited the accompanying statement of financial condition of Foresters Equity Services, Inc. (a wholly-owned subsidiary of The Independent Order of Foresters) as of December 31, 2015 and 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of Foresters Equity Service's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Foresters Equity Services as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information on pages 9-11 has been subjected to audit procedures performed in conjunction with the audit of Foresters Equity Services Inc.'s financial statements. The supplemental information is the responsibility of Foresters Equity Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 9-11 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
January 22, 2016

FORESTERS EQUITY SERVICES, INC.

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Statements of Financial Condition

December 31, 2015 and 2014

ASSETS

	2015	2014
Cash	4,286,967	3,316,872
Money market funds	374,076	374,039
Deposits with clearing organizations	50,129	50,129
Cash and cash equivalents	4,711,172	3,741,040
Commissions receivable	358,076	261,932
Due from Parent	-	961
Fixed assets, net	11,398	8,840
Deferred tax assets	242,530	400,000
Other assets	79,015	58,416
	$5,402,191	$4,471,189

LIABILITIES AND STOCKHOLDER'S EQUITY

	2015	2014
Liabilities		
Accounts payable and accrued expenses	978,042	901,783
Due to parent	188	-
Total liabilities	978,230	901,783
Stockholder's equity		
Preferred stock, no par value; 1,000 shares authorized; none issued		-
Common stock, no par value; 150 shares authorized; 80 shares issued and outstanding	800,000	800,000
Additional paid-in capital	5,038,575	5,038,575
Accumulated deficit	(1,414,614)	(2,269,169)
Total stockholder's equity	4,423,961	3,569,406
	$5,402,191	$4,471,189

See notes to financial statements.

FORESTERS EQUITY SERVICES, INC.

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Statements of Income

Years Ended December 31, 2015 and 2014

	2015	*2014*
Revenues		
Commissions	$11,476,042	$10,590,103
Interest	1,182	1,001
Other revenues	25,660	30,364
Total revenues	11,502,884	10,621,468
Expenses		
Commissions and clearing costs	8,109,243	7,491,069
Compensation and employee benefits	1,339,370	1,393,883
General and administrative	176,957	168,192
Marketing	291,296	244,586
Compliance	184,269	176,709
Licensing costs	149,804	124,354
Occupancy	76,439	72,378
Information systems	60,931	(16,116)
Operations	25,676	15,677
Depreciation and amortization	5,700	10,051
Total expenses	10,419,685	9,680,783
Income before income tax expense	1,083,199	940,685
State Income tax expense	60,802	34,626
Federal Income tax expense (benefit)	167,842	(400,000)
Net income	$ 854,555	$ 1,306,059

See notes to financial statements.

FORESTERS EQUITY SERVICES, INC.

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Statements of Changes in Stockholder's Equity

Years Ended December 31, 2015 and 2014

	Common Stock	*Additional Paid-in Capital*	*Accumulated Deficit*
Balance, January 1, 2014	$800,000	$5,038,575	$(3,575,228)
Net income	-	-	1,306,059
Balance, December 31, 2014	800,000	5,038,575	(2,269,169)
Net income	-	-	854,555
Balance, December 31, 2015	$800,000	$5,038,575	$(1,414,614)

See notes to financial statements.

FORESTERS EQUITY SERVICES, INC.

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Statements of Cash Flows

Years Ended December 31, 2015 and 2014

	2015	*2014*
Cash flows from operating activities		
Net income	$854,555	$ 1,306,059
Adjustments to reconcile net income to net cash from operating activities		
Depreciation and amortization	5,700	10,051
Deferred Income taxes	157,470	(400,000)
Changes in operating assets and liabilities		
Commissions receivable	(96,144)	5,428
Other assets	(20,599)	(11,581)
Accounts payable and accrued expenses	76,259	56,214
Due from/to parent	1,149	(4,453)
Net cash from operating activities	978,390	961,718
Cash flows from investing activities		
Capital expenditures	(8,258)	(4,425)
Cash flows from financing activities	-	-
Net increase (decrease) in cash and cash equivalents	970,132	957,293
Cash and cash equivalents, beginning of year	3,741,040	2,783,747
Cash and cash equivalents, end of year	$4,711,172	$3,741,040
Supplemental disclosure of Cash Flow Information		
Interest Paid	–	–
Income taxes paid	55,528	27,870

See notes to financial statements.

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Foresters Equity Services, Inc. ("FESCO") is a wholly-owned subsidiary of The Independent Order of Foresters ("Foresters"). FESCO is a registered broker-dealer and a registered investment advisor licensed by the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority. FESCO provides broker-dealer services involving primarily mutual funds and variable products and insurance services on an agency basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Security transactions and the related commission revenue are recorded on a trade date basis. Other revenues are generally recognized as services are rendered.

Fixed Assets. Fixed assets are stated at cost less accumulated depreciation. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, five years.

Cash and Cash Equivalents. Cash and cash equivalents consist of cash and investment in money market funds.

Concentration of Credit Risk. The Company maintains cash in bank accounts which exceed federally insured limits. No credit losses have been experienced on these accounts. Management believes that any potential credit losses would be minimal and, accordingly, no reserve for such losses has been established.

2. RELATED PARTY TRANSACTIONS

Due to Foresters. The Company reimburses Foresters for compensation and other costs that Foresters pays on behalf of the Company in accordance with a Service Agreement. These costs amounted to approximately $1,333,000 in 2015 and $1,397,000 in 2014. As of December 31, 2015 the balance owed to Foresters was $188. As of December 31, 2014 there was a balance due from Foresters in the amount of $961.

3. FIXED ASSETS

	2015	*2014*
Computer equipment and software	$459,574	$452,260
Other equipment	37,177	36,233
Leasehold improvements	14,785	14,785
Furniture and fixtures	59,220	59,220
	570,756	562,498
Less accumulated depreciation	(559,358)	(553,658)
	$ 11,398	$ 8,840

4. INCOME TAXES

The Company recognizes deferred income taxes using the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, valuation allowances have been established when necessary to reduce deferred tax assets to the amounts expected to be realized.

As of December 31, 2015 and 2014, the Company had deferred tax assets of approximately $685,000 and $928,000, respectively, related to net operating loss carryforwards of approximately $1,700,000 and $2,700,000 respectively. These carryforward losses expire on various dates through 2030.

Management evaluated the deferred tax asset that results from federal and state net operating losses to determine, based on available evidence, whether any or all will be realized in the normal course of operations. As a result, of the evaluation, the Company established a valuation allowance against these deferred tax assets of approximately $442,000 and $528,000 at December 31, 2015 and 2014, respectively. As a result, the Company recognized a deferred income tax benefit of $200,000 in 2015 and $400,000 in 2014. Deferred tax assets at December 31, 2015 and 2014 were $242,530 and $400,000, respectively. The change in the deferred tax assets for 2015 reflects the recognition of the deferred income tax benefit and the utilization of the net operating loss carryforwards.

Management has reviewed the tax positions for each of the open tax years (2012-2014) or expected to be taken in the Company's 2015 tax return and has concluded that there are no significant uncertain tax positions that would require recognition in the financial statements

5. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no borrowings under subordination agreements at December 31, 2015 and 2014.

6. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2015 was 0.30 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2015, the Company had net capital of $3,226,701 which was $3,161,486 in excess of the amount required by the SEC.

7. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company relies on Section K(2)(ii) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

8. SUBSEQUENT EVENTS

Subsequent events after the statement of financial condition date through the date that the financial statements were available to be issued, January 22, 2016, have been evaluated in the preparation of the financial statements.

*****

FORESTERS EQUITY SERVICES, INC.

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Schedule I
Computation of Net Capital
Pursuant to Rule 15c3-1

December 31, 2015

Total stockholder's equity	$4,423,961
Less non-allowable assets	
Cash	551,836
Fixed assets	11,398
Other assets	626,545
Net capital before haircuts on security positions	3,234,182
Less haircuts on security positions	7,481
Net capital	$3,226,701
Total aggregate indebtedness	$ 978,230
Ratio of aggregate indebtedness to net capital	0.30
Minimum net capital required	$ 65,215

Note: *There are no differences between the net capital reported above and the net capital reported on form FOCUS X-17A-5 Part IIA as of December 31, 2015.*

FORESTERS EQUITY SERVICES, INC.

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Schedule II
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2015

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2015; and a reconciliation to that calculation is not included herein.

FORESTERS EQUITY SERVICES, INC.

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2015

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no possession or control requirements.

FORESTERS EQUITY SERVICES, INC.

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

MANAGEMENT STATEMENT REGARDING EXEMPTION FROM THE RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

I, as a member of management of Foresters Equity Services, Inc. (the "Company"), am responsible for complying with the exemptive provisions set forth in paragraph (k) 2ii of Rule 15c3-3 under the Securities Exchange Act of 1934. I am also responsible for establishing and maintaining effective internal control over compliance with such exemptive provisions. I have performed an evaluation of the Company's compliance with the exemptive provisions from January 1, 2015 through December 31, 2015.

Based on this evaluation, I assert that the Company was in compliance with the exemptive provisions set forth in paragraph (k) 2ii of Rule 15c3-3 under the Securities Exchange Act of 1934 as of December 31, 2015, and from January 1, 2015 through December 31, 2015.

FORESTERS EQUITY SERVICES, INC.

Laura Malechuk
Chief Financial Officer

TAIT|WELLER
FOCUS. EXPERTISE. RESULTS.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Foresters Equity Services, Inc.
San Diego, California

We have reviewed management's statements, included in the accompanying Exemption from Reserve Requirements Pursuant to Rule 15c3-3, in which (1) Foresters Equity Services, Inc. (a wholly-owned subsidiary of The Independent Order of Foresters) identified the following provisions of 17 C.F.R. §15c3-3(k) under which Foresters Equity Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)2ii (the "exemption provisions") and (2) Foresters Equity Services, Inc. stated that Foresters Equity Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Foresters Equity Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Foresters Equity Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
January 22, 2016

TAIT | WELLER
FOCUS. EXPERTISE. RESULTS.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Shareholders
Foresters Equity Services, Inc.
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Foresters Equity Services, Inc. (a wholly-owned subsidiary of The Independent Order of Foresters) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Foresters Equity Services, Inc.'s compliance with applicable instructions of Form SIPC-7. Foresters Equity Services, Inc.'s management is responsible for the Foresters Equity Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purposes for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3. Compared any adjustments reported in Form SIPC 7 with supporting schedules and working papers supporting the adjustments noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC 7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and us of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
January 22, 2015